Exhibit 99.1

Form 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Vermilion Energy Inc. (“Vermilion” or the “Company”) 3500, 520 3rd Ave SW Calgary, AB T2P 0R3

1.2	Executive Officer

The name and business telephone number of an executive officer of Vermilion who is knowledgeable about the significant acquisition and this report is:

Lars Glemser,

Vice President and Chief Financial Officer, and his business telephone number is

1-403-269-4884

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On May 28, 2018, Vermilion acquired 100% of the issued and outstanding common shares of Spartan Energy Corp. ("Spartan"), a publicly traded oil and gas producer with light oil producing properties in southeast Saskatchewan, as well as other areas in Saskatchewan, Alberta, and Manitoba (the "Acquisition").

Asset Summary

The Spartan assets are comprised of high-netback, light oil producing properties covering approximately 480,000 net acres of land (80% average working interest), including 400,000 net acres in southeast Saskatchewan with multi-zone potential. In addition, the Acquisition includes approximately 80,000 net acres of land in other areas of Saskatchewan, Alberta and Manitoba. Production from the assets is projected to be approximately 23,000 boe/d (91% oil) during 2018. The Acquisition also includes ownership and control of producing infrastructure that are synergistic with Vermilion’s existing assets, as well as significant 2D and 3D seismic data.

Total proved (“1P”) and proved plus probable ("2P") reserves attributed to the assets at December 31, 2017 are 73.0 mmboe (92% crude oil and natural gas liquids) and 113.5 mmboe (92% crude oil and natural gas liquids), respectively (based on Spartan’s independent reserve report, see Reserves Data below). Vermilion has internally evaluated Spartan’s reserves, and expects to have the capability to book similar volumes of reserves. Pro forma the Acquisition, Vermilion’s 1P and 2P reserves as at December 31, 2017 are 249.5 mmboe and 412.0 mmboe, respectively (based on the sum of Vermilion’s independent reserves report and Spartan’s independent reserve report without adjustment, see Reserves Data below). Vermilion has identified over 1,000 development locations targeting the Ratcliffe, Midale, Frobisher/Alida, Bakken, and Three Forks/Torquay formations. Most of the future drilling targets are inexpensive open-hole completions not requiring hydraulic fracturing, generating rapid payouts. There are also a large number of identified drilling locations in the hydraulically-fractured Midale play. In addition, there are significant waterflood development opportunities in the Ratcliffe and Midale zones. The assets demonstrate a current base decline rate of approximately 23% for the first year, and decreasing thereafter.

1

Reserves Data

Estimated 1P and 2P reserves attributable to the Spartan assets as evaluated by Sproule Associates Limited in a report dated February 20, 2018 with an effective date of December 31, 2017, in accordance with National Instrument 51-101 - Standards for Disclosure for Oil and Gas Activities, using the Sproule December 31, 2017 price forecast.

Estimated 1P and 2P reserves attributed to Vermilion as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 1, 2018 with an effective date of December 31, 2017, in accordance with National Instrument 51-101 - Standards for Disclosure for Oil and Gas Activities, using the GLJ December 31, 2017 price forecast.

Natural gas volumes have been converted on the basis of six thousand cubic feet (mcf) of natural gas to one barrel equivalent of oil. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Drilling Locations

This Business Acquisition Report discloses development locations that include locations from three categories: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations are derived from Spartan’s independent reserve report and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on the prospective acreage associated with the Spartan assets and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Of the approximately 1,000 (net) drilling locations identified herein, 382 are proved locations, 154 are probable locations and the remaining are unbooked locations. Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on valuation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Company will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves or production. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves or production.

2

2.2	Acquisition Date

The Acquisition closed on May 28, 2018.

2.3	Consideration

Total consideration of $1.40 billion consisted of the issuance of 27.9 million Vermilion common shares, which were valued at $1.23 billion (based on the closing price per Vermilion common share of $44.30 on the Toronto Stock Exchange on May 28, 2018), plus the assumption of approximately $175 million in debt. Spartan shareholders received 0.1476 of a Vermilion common share for each Spartan common share.

2.4	Effect on Financial Position

Immediately upon closing the Acquisition, Spartan was amalgamated with Vermilion and has continued its operations on a combined basis. Vermilion negotiated an increase to its revolving credit facility from $1.4 billion to $1.6 billion, and an extension of the maturity to May 31, 2022.

As a result of the Acquisition, Vermilion revised 2018 production guidance to a range of 86,000 to 90,000 boe/d (from 75,000 to 77,500 boe/d previously). In addition, Vermilion increased the 2018 capital budget to $430 million (from $325 million previously) to reflect additional capital activity associated with the acquired assets.

Except as otherwise disclosed, there are presently no plans or proposals for material changes in Vermilion's business affairs which may have a significant effect on the financial performance and financial position of Vermilion.

2.5	Prior Valuations

No valuation opinion was obtained within the last 12 months by the acquired business or Vermilion required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company.

2.6	Parties to Transaction

The Acquisition was not with an "informed person", "associate", or "affiliate" of the Company (as such terms are defined under Section 1.1 of National Instrument 51-102 - Continuous Disclosure Obligations).

3

2.7	Date of Report

July 30, 2018

Item 3	Financial Statements and Other Information

The following financial statements of Spartan, filed on SEDAR at www.sedar.com, are incorporated by reference in this Business Acquisition Report:

	a.	the audited consolidated financial statements of Spartan as at and for the years ended December 31, 2017 and 2016, together with the notes thereto and the auditors' report thereon; and

	b.	the unaudited interim consolidated financial statements of Spartan as at and for the three months ended March 31, 2018 and 2017, together with the notes thereto.

The following are attached as Schedule "A" to this Business Acquisition Report:

a.

the unaudited pro forma consolidated statement of net loss (earnings) for the six months ended June 30, 2018 and the unaudited pro forma consolidated statement of net earnings (loss) for the year ended December 31, 2017, including pro forma net (loss) earnings per share, after giving effect to the Acquisition.

Forward-Looking Statements

Certain statements included or incorporated by reference in this report may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook.

Forward-looking statements or information in this press release may include, but are not limited to: the sources of existing production and future development drilling opportunities; the number and classification of future development drilling opportunities; the Company’s capability to book similar volumes of reserves attributable to the Spartan assets; the annual decline rate of the Spartan assets; 2018 projected production from the Spartan assets; pricing received for production, and resulting operating and after-tax cash flow netbacks for the Spartan assets; expectations regarding the cash flow generation from the Spartan assets; the anticipated acquisition metrics and other benefits to the shareholders of Spartan and Vermilion; 2018 production guidance; exploration and development capital expenditure expectations for 2018; and development plans and strategic objectives.

Statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out planned development activities; the ability of Vermilion to market oil and natural gas successfully to current and new customers; the timely receipt of required regulatory approvals; currency, exchange and interest rates; future oil and natural gas prices; and management’s expectations relating to the timing and results of development activities.

4

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to: the ability of management to execute its business plan or realize anticipated synergies or cost savings from the Acquisition; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; risks and uncertainties involving geology of oil and natural gas deposits; risks inherent in Vermilion’s marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to proposed acquisitions (including the Acquisition), exploration or development projects or capital expenditures; Vermilion’s ability to enter into or renew leases; fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates; health, safety and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through development and exploration activities; general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion’s other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this report are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

5

SCHEDULE "A"

A-1

Unaudited Pro Forma Financial Statements

Vermilion Energy Inc.

For the six months ended June 30, 2018 and

For the year ended December 31, 2017

A-2

Pro Forma Consolidated Statement of Net (Loss) Earnings

thousands of Canadian dollars, except share and per share amounts, unaudited

Six Months Ended June 30, 2018	Note	Vermilion Energy Inc.	Spartan Energy Corp.	Pro Forma Adjustments A	Pro Forma Adjustments B	Pro Forma Vermilion Energy Inc.
Revenue
Petroleum and natural gas sales		712,767	123,776	86,368	-	922,911
Royalties		(54,507)	(20,401)	(11,572)	-	(86,480)
Petroleum and natural gas revenue		658,260	103,375	74,796	-	836,431

Expenses
Operating	2.A	147,868	34,418	23,653	(1,626)	204,313
Transportation	2.A	22,870	-	-	1,626	24,496
Equity based compensation		30,711	5,010	3,173	-	38,894
Loss on derivative instruments		133,515	-	-	-	133,515
Interest expense		29,667	2,397	1,439	-	33,503
General and administration	2.B	30,785	875	705	(757)	31,608
Foreign exchange loss		6,384	-	-	-	6,384
Other income		(37)	-	-	-	(37)
Accretion	2.C	14,973	1,619	1,025	(481)	17,136
Exploration and evaluation expense		-	150	-	-	150
Transaction costs	2.B	-	142	13,512	(13,654)	-
Impairment		-	193,915	-	-	193,915
Depletion and depreciation	2.D	261,604	46,214	26,219	(8,117)	325,920
		678,340	284,740	69,726	(23,009)	1,009,797
(Loss) earnings before income taxes		(20,080)	(181,365)	5,070	23,009	(173,366)

Taxes
Deferred	2.E	(13,901)	(47,616)	1,369	6,212	(53,936)
Current		28,906	-	-	-	28,906
		15,005	(47,616)	1,369	6,212	(25,030)

Net (loss) earnings		(35,085)	(133,749)	3,701	16,797	(148,336)

Net loss per share
Basic		(0.27)				(0.98)
Diluted		(0.27)				(0.98)

Weighted average shares outstanding ('000s)
Basic	2.F	128,531			22,645	151,176
Diluted	2.F	128,531			22,645	151,176

A-3

Pro Forma Consolidated Statement of Net Earnings (Loss)

thousands of Canadian dollars, except share and per share amounts, unaudited

Year Ended December 31, 2017	Note	Vermilion Energy Inc.	Spartan Energy Corp.	Pro Forma Adjustments	Pro Forma Vermilion Energy Inc.
Revenue
Petroleum and natural gas sales		1,098,838	428,010	-	1,526,848
Royalties		(74,476)	(68,755)	-	(143,231)
Petroleum and natural gas revenue		1,024,362	359,255	-	1,383,617

Expenses
Operating	2.A	242,267	140,332	(3,499)	379,100
Transportation	2.A	43,448	-	3,499	46,947
Equity based compensation		61,579	4,106	-	65,685
Gain on derivative instruments		(3,659)	-	-	(3,659)
Interest expense		57,313	10,002	-	67,315
General and administration		54,373	8,191	-	62,564
Foreign exchange gain		(74,058)	-	-	(74,058)
Other income		(37)	-	-	(37)
Accretion	2.C	26,971	5,535	(437)	32,069
Exploration and evaluation expense		-	11,160	-	11,160
Transaction costs		-	448	-	448
Impairment		-	29,300	-	29,300
Depletion and depreciation	2.D	491,683	183,970	(26,280)	649,373
		899,880	393,044	(26,717)	1,266,207
Earnings (loss) before income taxes		124,482	(33,789)	26,717	117,410

Taxes
Deferred	2.E	30,117	(7,718)	7,214	29,613
Current		32,107	-	-	32,107
		62,224	(7,718)	7,214	61,720

Net earnings (loss)		62,258	(26,071)	19,503	55,690

Net earnings per share
Basic		0.52			0.38
Diluted		0.51			0.37

Weighted average shares outstanding ('000s)
Basic	2.F	120,582		27,883	148,465
Diluted	2.F	122,408		27,883	150,291

A-4

Notes to the Pro Forma Consolidated Financial Statements

thousands of Canadian dollars, except share and per share amounts, unaudited

1. Basis of presentation

On May 28, 2018, Vermilion Energy Inc. ("Vermilion" or the "Company") closed the acquisition (the "Acquisition") of Spartan Energy Corp. ("Spartan").

These unaudited pro forma consolidated financial statements (the "pro forma information") of Vermilion have been prepared in connection with the Acquisition for inclusion in Vermilion's Business Acquisition Report.

The pro forma information gives pro forma effect to the Acquisition in accordance with National Instrument 51-102 Continuous Disclosure Obligations by applying pro forma adjustments to Vermilion's historical consolidated financial statements. The pro forma reporting entity includes Vermilion Energy Inc. and its subsidiaries (as at December 31, 2017 as described in Note 2 of Vermilion's audited consolidated financial statements referenced below), as well as Spartan Energy Corp. and its wholly owned subsidiaries (as described in Note 1 of Spartan's audited consolidated financial statements referenced below).

The pro forma consolidated statements of net (loss) earnings for the six months ended June 30, 2018 and for the year ended December 31, 2017 give effect to the Acquisition and assumptions described herein as if they had occurred on January 1, 2017.

The accounting policies used in the preparation of the pro forma financial information are those set out in Vermilion's audited consolidated financial statements as at and for the year ended December 31, 2017 and unaudited condensed consolidated interim financial statements as at and for the six months ended June 30, 2018, which were prepared in accordance with IFRS as issued by the International Accounting Standards Board. The pro forma information has been prepared from information derived from and should be read in conjunction with:

•	Vermilion's audited consolidated financial statements as at and for the year ended December 31, 2017, together with the accompanying notes.
•	Vermilion's unaudited condensed consolidated interim financial statements as at and for the six months ended June 30, 2018, together with the accompanying notes.
•	Spartan's audited consolidated financial statements as at and for the year ended December 31, 2017, together with the accompanying notes.
•	Spartan's unaudited interim consolidated financial statements as at and for the three months ended March 31, 2018, together with the accompanying notes.

The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have occurred if the events reflected herein had been in effect on the dates indicated or of the results which may be obtained in the future. No adjustments have been made to reflect the operating synergies and administrative cost savings that could result from the combination of these entities.

Vermilion's net loss for the six months ended June 30, 2018 includes approximately $9.7 million of net earnings attributable to Spartan, which relate to the period from the acquisition date of May 28, 2018 to June 30, 2018. The unadjusted results for Spartan are shown for the three months ended March 31, 2018. The pro forma adjustments are shown in two columns:

•	"Pro Forma Adjustments A" contains Spartan's unadjusted results for the period from April 1, 2018 to May 27, 2018, immediately prior to the acquisition.
•	"Pro Forma Adjustments B" contains the pro forma adjustments for the six months ended June 30, 2018.

The impact of the Acquisition on Vermilion's financial position is reflected in Vermilion's unaudited consolidated balance sheet as at June 30, 2018, included in the Company's unaudited condensed consolidated interim financial statements as at and for the six months ended June 30, 2018.

A-5

2. Pro forma consolidated statements of net (loss) earnings

A. Operating and transportation expense

Operating expense and transportation expense have been adjusted to reflect Vermilion's presentation.

B. General and administration and transaction costs

Transaction costs incurred for the six months ended June 30, 2018 that were directly attributable to the Acquisition have been removed.

C. Accretion

Accretion expense for Spartan has been adjusted to $2.2 million and $5.1 million for the six months ended June 30, 2018 and for the year ended December 31, 2017, respectively, to reflect the amount that would have been recorded at the revised carrying amount and credit-adjusted risk-free rate as a result of the purchase price allocation.

D. Depletion and depreciation

Depletion and depreciation expense for Spartan has been adjusted to $64.3 million and $157.7 million for the six months ended June 30, 2018 and for the year ended December 31, 2017, respectively, to reflect the amount that would have been recorded at the revised carrying amount as a result of the purchase price allocation.

E. Deferred tax expense

Deferred tax expense has been adjusted to include the deferred tax impact of the pro forma adjustments, calculated at the Canadian federal and provincial statutory rate of 27%.

F. Weighted average shares

Pro forma basic and diluted net earnings per share was calculated using the combined net earnings of pro forma Vermilion divided by the weighted average number of Vermilion shares outstanding after giving effect to the Acquisition as if it occurred on January 1, 2017. The calculation of weighted average shares outstanding for the six months ended June 30, 2018 included 5.2 million shares that reflected the impact of shares issued pursuant to the Acquisition on May 28, 2018.  The pro forma adjustment for the six months ended June 30, 2018 reflects the amount that would have been calculated had the Acquisition occurred on January 1, 2017.

(thousands)	Six Months Ended June 30, 2018	Year Ended December 31, 2017
Basic weighted average shares outstanding	128,531	120,582
Vermilion shares issued to effect the Acquisition	22,645	27,883
Basic - pro forma weighted average shares outstanding	151,176	148,465

(thousands)	Six Months Ended June 30, 2018	Year Ended December 31, 2017
Diluted weighted average shares outstanding	128,531	122,408
Vermilion shares issued to effect the Acquisition	22,645	27,883
Diluted - pro forma weighted average shares outstanding	151,176	150,291

A-6